Consolidated-Tomoka Land Co.

1530 Cornerstone Boulevard, Suite 100

Daytona Beach, FL 32117

March 10, 2016

By EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Sonia Gupta Barros and Sandra B. Hunter

Re:	Consolidated-Tomoka Land Co.

Preliminary Proxy Statement on Schedule 14A

Filed March 4, 2016

File No. 001-11350

Ladies and Gentlemen:

This letter sets forth the response of Consolidated-Tomoka Land Co. (the “Company”) to your letter dated March 9, 2016, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A.

Set forth below in italicized type is the text of the comment contained in your letter:

We note that you are asking shareholders to authorize the Company to issue “more than 1,181,124 shares of common stock” for settlement upon conversion of your 4.50% Convertible Senior Notes due 2020. Please refer to Item 11(a) of Schedule 14A and revise to state the specific amount of securities to be authorized.

In response, the Company intends to revise the description of Proposal 5 in its Definitive Proxy Statement to read as follows (also in italicized type):

PROPOSAL 5: APPROVAL FOR THE ISSUANCE OF ADDITIONAL SHARES OF COMMON STOCK UPON CONVERSION OF THE COMPANY’S 4.50% CONVERTIBLE SENIOR NOTES DUE 2020

OUR BOARD RECOMMENDS THAT YOU VOTE FOR THIS PROPOSAL. IF NOT OTHERWISE SPECIFIED, PROXIES WILL NOT BE VOTED FOR OR AGAINST THIS PROPOSAL.

We are asking shareholders to authorize the Company to issue up to 1,387,860 shares of common stock for settlement upon conversion of our 4.50% Convertible Senior Notes due 2020 (the “Notes”).

On March 11, 2015, the Company issued $75 million aggregate principal amount of the Notes. Upon conversion, holders of the Notes will receive cash, shares of common stock of the Company, or a combination of cash and shares of common stock, at the Company’s

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March 10, 2016

election. If the Company elects to deliver a combination of cash and shares of common stock upon conversion, then the number of shares of common stock the Company is currently subject to a “conversion share cap” of 1,181,124 shares of common stock, which is equal to approximately 19.99% of the number of shares of our common stock outstanding on March 5, 2015, the date the Notes were priced. The conversion share cap was included to comply with certain listing standards of the NYSE MKT, which provide that unless shareholder approval is obtained, we may not issue shares that equal or exceed 20% of our shares outstanding at the time of such issuance. In the indenture governing the Notes, the Company agreed to use commercially reasonable efforts to obtain such shareholder approval to eliminate the conversion share cap.

Conversion of the Notes at maturity would result in the issuance of a maximum of 1,088,520 additional shares of common stock, which is below the conversion share cap. However, under certain circumstances, if settlement of the Notes occurs prior to maturity, and the maximum make-whole premium applies, the maximum number of shares that could be issued upon conversion is 1,387,860, which exceeds the conversion share cap by 206,736 shares. The Company currently intends to settle conversion of the Notes in cash, with shares to be issued only for settlement of any excess conversion value, which would not result in shares being issued in excess of the conversion share cap. However, we are seeking approval of this proposal to provide us with maximum flexibility to satisfy our conversion obligations in cash, shares or a combination of cash and shares. This provides us with protection against the risk of being forced to make cash payments upon conversion of the Notes at times when it may be disadvantageous to us to do so. However, approval of this proposal could result in additional dilution to existing shareholders.

The Company hereby requests shareholder approval for the issuance by the Company of up to 1,387,860 shares of common stock upon conversion of the Notes.

Description of the Notes

The Notes bear interest at a rate of 4.50% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on September 15, 2015. The Notes will mature on March 15, 2020, unless earlier purchased or converted.

Holders may surrender their Notes for conversion at any time prior to the close of business on the day immediately preceding December 15, 2019 only upon the satisfaction of certain conditions relating to the closing sale price of our common stock, the trading price per $1,000 principal amount of Notes and specified corporate events. The initial conversion rate will be 14.5136 shares of common stock for each $1,000 principal amount of Notes, which represents an initial conversion price of approximately $68.90 per share of common stock. The conversion rate is subject to adjustment in certain circumstances.

The Notes are senior unsecured obligations of the Company and rank (i) senior in right of payment to any existing and future indebtedness of the Company that is expressly

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subordinated in right of payment to the Notes; (ii) equal in right of payment to any existing and future unsecured indebtedness of the Company that is not so subordinated; (iii) effectively junior to any secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness; and (iv) structurally junior to all existing and future indebtedness, other liabilities (including trade payables) incurred by the Company’s subsidiaries, unless and to the extent such subsidiaries in the future guarantee the Notes.

The Notes were issued pursuant to an Indenture, dated as of March 11, 2015, between the Company and U.S. Bank, National Association, as trustee. Shareholders desiring a more complete understanding of the terms of the Notes are urged to read the Indenture, which was included as Exhibit 4.1 to the Company’s Current Report on 8-K filed with the SEC on March 11, 2015.

Our Board of Directors recommends a vote “FOR” this proposal.

In addition, for your convenience, set forth below (also in italicized type) is the revised description of Proposal 5, marked to indicate the changes made to the description of Proposal 5 as contained in Preliminary Proxy Statement:

PROPOSAL 5: APPROVAL FOR THE ISSUANCE OF ADDITIONAL SHARES OF COMMON STOCK UPON CONVERSION OF THE COMPANY’S 4.50% CONVERTIBLE SENIOR NOTES DUE 2020

OUR BOARD RECOMMENDS THAT YOU VOTE FOR THIS PROPOSAL. IF NOT OTHERWISE SPECIFIED, PROXIES WILL NOT BE VOTED FOR OR AGAINST THIS PROPOSAL.

We are asking shareholders to authorize the Company to issue ~~more than~~ up to ~~1,181,124~~1,387,860 shares of common stock for settlement upon conversion of our 4.50% Convertible Senior Notes due 2020 (the “Notes”).

On March 11, 2015, the Company issued $75 million aggregate principal amount of the Notes. Upon conversion, holders of the Notes will receive cash, shares of common stock of the Company, or a combination of cash and shares of common stock, at the Company’s election. If the Company elects to deliver a combination of cash and shares of common stock upon conversion, then the number of shares of common stock the Company ~~can deliver will be~~is currently subject to a “conversion share cap” of 1,181,124 shares of common stock, which is equal to approximately 19.99% of the number of shares of our common stock outstanding on March 5, 2015, the date the Notes were priced. The conversion share cap was included to comply with certain listing standards of the NYSE MKT, which provide that unless shareholder approval is obtained, we may not issue shares that equal or exceed 20% of our shares outstanding at the time of such issuance. In the indenture governing the Notes, the Company agreed to use commercially reasonable efforts to obtain such shareholder approval to eliminate the conversion share cap.

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~~Approval of this proposal~~Conversion of the Notes at maturity would result in the issuance of a maximum of 1,088,520 additional shares of common stock, which is below the conversion share cap. However, under certain circumstances, if settlement of the Notes occurs prior to maturity, and the maximum make-whole premium applies, the maximum number of shares that could ~~result in additional dilution to existing shareholders.~~be issued upon conversion is 1,387,860, which exceeds the conversion share cap by 206,736 shares. The Company currently intends to settle conversion of the Notes in cash, with shares to be issued only for settlement of any excess conversion value, which would not result in shares being issued in excess of the conversion share cap. However, we are seeking approval of this proposal to provide us with ~~protection against the risk of being forced to make cash payments upon conversions of the Notes at times when it may be disadvantageous to us to do so. If this proposal is approved, we would have~~ maximum flexibility to satisfy our conversion obligations in cash, shares or a combination of cash and shares. This provides us with protection against the risk of being forced to make cash payments upon conversion of the Notes at times when it may be disadvantageous to us to do so. However, approval of this proposal could result in additional dilution to existing shareholders.

The Company hereby requests shareholder approval for the issuance by the Company of ~~more than~~up to ~~1,181,124~~1,387,860 shares of common stock upon conversion of the Notes.

Description of the Notes

The Notes bear interest at a rate of 4.50% per year, payable semiannually in arrears on March 15 and September 15 of each year, beginning on September 15, 2015. The Notes will mature on March 15, 2020, unless earlier purchased or converted.

Holders may surrender their Notes for conversion at any time prior to the close of business on the day immediately preceding December 15, 2019 only upon the satisfaction of certain conditions relating to the closing sale price of our common stock, the trading price per $1,000 principal amount of Notes and specified corporate events. The initial conversion rate will be 14.5136 shares of common stock for each $1,000 principal amount of Notes, which represents an initial conversion price of approximately $68.90 per share of common stock. The conversion rate is subject to adjustment in certain circumstances.

The Notes are senior unsecured obligations of the Company and rank (i) senior in right of payment to any existing and future indebtedness of the Company that is expressly subordinated in right of payment to the Notes; (ii) equal in right of payment to any existing and future unsecured indebtedness of the Company that is not so subordinated; (iii) effectively junior to any secured indebtedness of the Company to the extent of the value of the assets securing such indebtedness; and (iv) structurally junior to all

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March 10, 2016

existing and future indebtedness, other liabilities (including trade payables) incurred by the Company’s subsidiaries, unless and to the extent such subsidiaries in the future guarantee the Notes.

The Notes were issued pursuant to an Indenture, dated as of March 11, 2015, between the Company and U.S. Bank, National Association, as trustee. Shareholders desiring a more complete understanding of the terms of the Notes are urged to read the Indenture, which was included as Exhibit 4.1 to the Company’s Current Report on 8-K filed with the SEC on March 11, 2015.

Our Board of Directors recommends a vote “FOR” this proposal.

As requested by the Staff, we are providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesy.

Very truly yours,

/s/ Daniel E. Smith

Daniel E. Smith
Senior Vice President,
General Counsel and Corporate Secretary